NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC

PE 1-31-08

DIVISION OF
CORPORATION FINANCE

[redacted]

08023956

Received SEC

JAN 3 1 2008

Washington, DC 20549

January 31, 2008

Brett Cooper
Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
San Francisco, CA 94105-2669

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	1/31/2008

Re: The Gap, Inc.

Dear Mr. Cooper:

This is in regard to your letter dated January 31, 2008 concerning the shareholder proposal submitted by Lucian Bebchuk for inclusion in The Gap's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that The Gap therefore withdraws its January 25, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

PROCESSED
FEB 1 3 2008 E
THOMSON
FINANCIAL

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

cc: Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138

ORRICK

RECEIVED

2008 JAN 28 AM 10: 47

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

ORRICK, HERRINGTON & SUTCLIFFE LLP
THE ORRICK BUILDING
405 HOWARD STREET
SAN FRANCISCO, CALIFORNIA 94105-2669

tel +1-415-773-5700
fax +1-415-773-5759

WWW.ORRICK.COM

January 25, 2008

Brett Cooper
(415) 773-5918
bcooper@orrick.com

VIA E-MAIL AND FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-3010

Re: The Gap, Inc.: Intention to Exclude Shareholder Proposal of Professor Lucian Bebchuk

Ladies and Gentlemen:

This letter is to inform you that The Gap, Inc. (the "Company" or "The Gap") intends to exclude from its notice and proxy statement and form of proxy for the Company's 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal and statement in support thereof (the "Proposal") received from Professor Lucian Bebchuk (the "Proponent"). The Proposal recommends that the Company's Board of Directors (the "Board of Directors") adopt a provision under the Company's Amended and Restated Bylaws (the "Bylaws") that would mandate inclusion in the Company's proxy materials of any qualified proposal for an amendment of the Bylaws that is submitted by a shareholder, even where such proposal would otherwise be properly excluded under Rule 14a-8. The Proponent's letter setting forth the Proposal is attached hereto as Attachment A. Additional correspondence between the Company and the Proponent related to the Proposal is attached hereto as Attachment B.

We hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our opinion that the Proposal may be properly excluded from the 2008 Proxy Materials pursuant to Rules 14a-8(i)(1), (2), (3) and (8), and Rule 14a-9. In support of our position that the Proposal may be excluded pursuant to Rule 14a-8(i)(1) and (2), an opinion on Delaware law from the law firm of Morris, Nichols, Arsht & Tunnell LLP (the "Opinion") is attached hereto as Attachment C.

Pursuant to the guidance set forth on the Commission's web site, we are submitting this letter via e-mail to cfletters@sec.gov with six (6) confirmatory hard copies to be filed concurrently with the Staff via mail. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing the Proponent of our intention to exclude the Proposal from the 2008 Proxy Materials. The Company intends to file its definitive 2008 Proxy Materials with the Commission no earlier than April 16, 2008.

Accordingly, pursuant to Rule 14a-8(j), we submit this letter not less than 80 days before the Company intends to file its 2008 Proxy Materials.

A. The Proposal

The Proposal requests that the Board of Directors adopt a Bylaw provision that would require the Company to include in its proxy materials any shareholder proposal for a Bylaw amendment that complies with most, but not all, of the eligibility and procedural requirements of Rule 14a-8, but eliminates all of the substantive bases for excluding proposals under Rule 14a-8(i), other than the legal validity of the proposed Bylaw amendment. Under the Proposal, a qualified proposal to amend the Bylaws would meet the following requirements: (i) each proposed amendment would be legally valid under state law, if adopted, (ii) the Company would be given sufficient notice, (iii) each proposing shareholder would be able to demonstrate ownership of a requisite value of shares, show that they held such shares for at least one year at the time of submission, and did not submit other proposals for that year, (iv) each proposed amendment and supporting statement would meet length limitations, (v) each proposed amendment would not be duplicative of another proposal to be included in the proxy materials, and (vi) each proposed amendment would not be substantially similar to any proposal voted on by the shareholders during the preceding three years and have failed to receive at least 3% of the votes cast when so considered.

B. Rule 14a-8(i)(3) — The Proposal is Contrary to the Commission's Proxy Rules

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules. . ." Here, the Proposal seeks to dismantle the Commission's existing framework for regulating proxy materials to the detriment of the Company and the shareholders at large by (1) providing an end-run around the carefully crafted filtering mechanisms of Rule 14a-8(i), and (2) selectively and only partially complying with the procedural and eligibility requirements of Rule 14a-8 for access to the Company's proxy materials. The Proposal's attempt to exempt the Company's shareholders from the requirements of Rule 14a-8 and replace them with an independent proxy access paradigm is patently inconsistent with the existing proxy rules, as explained below, and the Proposal should thus be excluded pursuant to Rule 14a-8(i)(3).

Faced with a shareholder proposal substantially similar to that advanced by the Proponent, the Staff concurred that such proposal could be properly excluded pursuant to Rule 14a-8(i)(3). *See State Street Corporation* (Feb. 3, 2004). State Street argued that it could exclude the proposal on multiple grounds, but the crux of its argument was that the proposal violated Rule 14a-8(i)(3) by removing the company from the framework of the Commission's proxy rules on shareholder proposals. Although the Proposal at hand includes additional procedural and eligibility requirements akin to those of Rule 14a-8, such as length limitations and holding requirements, the Proposal still shares the same fundamental flaw evident in the *State Street* proposal of undermining the Commission's carefully crafted regulatory framework.

Indeed, if the Proposal were implemented, a shareholder could circumvent the enumerated bases on which a company may validly exclude a proposal under Rule 14a-8(i). The Proposal does not restrict the subject matter of any proposed Bylaw amendment, nor restrict amendments motivated by personal grievances or specialized interests, nor does it provide grounds for the company to omit conflicting, substantially implemented, irrelevant or immaterial proposals, among other things, from its proxy materials. Permitting these types of shareholder proposals in the Company's proxy materials would lead to less effective corporate governance, as the Company and other shareholders would inevitably waste time and resources considering, for example, proposals that relate to an immaterial part of its business, narrow interests not shared by the other shareholders at large, or proposals that relate to the ordinary business operations of the Company not properly within the purview of an individual or small group of shareholders.

Focusing for instance on the rationale underlying Rule 14a-8(i)(4) (excluding proposals based on personal grievances), the Commission explained that the purpose of the Rule was "to insure that the security holder proposal process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally," *See Securities Exchange Act Release No. 34-20091* (August 16, 1983), and that the cost and time involved in dealing with such abuse "do a disservice to the issuer and its security holders at large." *See Securities Exchange Act Release No. 34-19135* (Oct. 14, 1982). Similarly, a shareholder, lacking the knowledge, experience and more comprehensive understanding of the Company's affairs that the Board of Directors and management have, should not be permitted to make proposals related to the ordinary business operations of the Company in the Company's proxy materials. While shareholders have unilateral authority to amend the Bylaws under Delaware law and can initiate an independent proxy solicitation to do so, Rule 14a-8(i) properly tempers a shareholder's ability to access the Company's proxy materials with filtering mechanisms designed to improve the quality of shareholder engagement with the Company. In the absence of any such constraints, the Proposal would impose substantial new obligations on the Company that are contrary to Rule 14a-8 and the Staff's guidance.

Moreover, given that the Proposal strikes primarily at the substantive bases on which the Company can properly exclude shareholder proposals, the Proposal would strip the Board of Directors of its discretion to exclude proposals contrary to the proxy rules. Providing the

Company with the discretion to exclude shareholder proposals on the bases of Rule 14a-8(i) was clearly deliberate on the part of the Commission since mandating exclusion of certain types of proposals is well within the Commission's rule-making authority. The proxy rules recognize that micro-managing the role of the Board of Directors does not serve the best interests of shareholders and, therefore, provide companies with reasonable flexibility to determine the contents of their proxy materials based on the specific facts and circumstances they face.

Furthermore, the existing framework for shareholder proposals is the product of years of thoughtful policy debate and comments. In the early 1980's, the Commission considered and rejected alternative approaches to the shareholder proposal process, including one approach that would have required the inclusion of any proposal proper under state law, aside from those concerning the election of directors , and a second approach that would have supplemented the Rule 14a-8 framework by allowing shareholders and companies to develop their own rules and procedures governing inclusion of shareholder proposals , which is the very result the Proponent seeks to achieve through his Proposal. *See Securities Exchange Act Release No. 34-19135* (Oct. 14, 1982); *Securities Exchange Act Release No. 34-20091* (August 16, 1983). In 2007, the Commission revisited the idea of allowing shareholders and companies to develop their own rules and procedures governing shareholder proposals in its proposing release on shareholder access. *See Securities Exchange Act Release No. 34-56160* (July 27, 2007). After consideration, the Commission once again decided to retain the existing Rule 14a-8 framework and determined not to alter its position that the current framework governing shareholder proposals best serves the interests of shareholders. *See Securities Exchange Act Release No. 34-56914* (Dec. 7, 2007). Since the Commission has repeatedly taken the position that the proxy rules should not be altered to allow for shareholder or company driven governance of shareholder proposals in lieu of Rule 14a-8, it follows that the proxy rules currently do not permit shareholders or companies to develop their own procedures for inclusion of shareholder proposals. Shareholder proposals that seek to achieve this same end are, therefore, excludable pursuant to Rule 14a-8(i)(3) as contrary to the proxy rules.

Additionally, the Commission and the Staff have repeatedly commented on the Commission's role as gatekeeper to the proxy statement and form of proxy through the process that Rule 14a-8 contemplates. Openly recognizing the crucial role it plays in regulating the proxy process, the Commission has made clear that proposals that would curtail or reduce its role are improper. *See Securities Exchange Act Release No. 34-40018* (May 21, 1998) (determining not to adopt proposals sharing common theme of reducing the role of the Commission and its staff in the shareholder proposal process due, in part, to resistance among commentators to any such reduction in the Commission's participation). When considering proposals that sought to reduce the Commission's involvement in the review of shareholder proposals, the Commission noted that "some of the proposals we are not adopting share a common theme: to reduce the Commission's and its staff's role in the process and to provide shareholders and companies with a greater opportunity to decide for themselves which proposals are sufficiently important and relevant to the company's business to justify inclusion in its proxy materials." *Id.* The Proponent's attempt to eliminate the Commission's oversight role through the Proposal directly conflicts with the Commissions express recognition of the importance of its oversight and its repeated refusals to adopt rules that reduce its role in favor of more autonomous shareholders.

Not only does the Proposal seek to establish its own proxy access paradigm, the Proposal is contrary to the eligibility requirements of Rule 14a-8. While the qualifications set forth in the Proposal at first appear to mimic the requirements of Rule 14a-8, the Proposal is in fact inconsistent with the proxy rules for shareholder proposals. Specifically, Rule 14a-8(b) requires, among other things, a shareholder submitting a proposal to continue to hold the company's shares through the date of the annual meeting, in addition to demonstrating the specified threshold of share ownership and one year holding period at the time of submission. In direct violation of this eligibility requirement, the Proposal omits any requirement for a shareholder to continuously hold their shares through the date of the meeting. This criteria goes to the fundamental fairness and efficiency of the shareholder proposal process by ensuring that proponents have substantive and legitimate interests in the Company before and at the time they are making a proposal. If a proponent should fail to hold the required number of securities through the date of the shareholders meeting, Rule 14a-8(f)(2) permits a company to exclude all of that shareholder's proposals from its proxy materials for the following two years. By not requiring a proponent to maintain an investment interest in the Company at the time of the shareholders meeting, the Proposal inappropriately allows a person without any investment or economic interest in the Company to consume the time and resources of other legitimate shareholders and the Company.

The authority to regulate what is required or permitted in a proxy statement or on a form of proxy is vested exclusively in the Commission, and not individual shareholders, under Section 14 of the Securities and Exchange Act of 1934 and is expressed in related Rules and in Regulation 14A. The Proponent's attempt to vastly expand rights of access to the Company's proxy materials absent compliance with Rule 14a-8 is flatly inconsistent with the framework for access to corporate elections carefully crafted by the Commission.

Based on the foregoing, we respectfully request that the Staff concur in our opinion that the Proposal may be properly excluded pursuant to Rule 14a-8(i)(3) from the Company's 2008 Proxy Materials.

C. Rule 14a-8(i)(8) — The Proposal Relates to the Nomination or Election for the Company's Board of Directors

Additionally, Rule 14a-8(i)(8), as recently amended, permits the exclusion of a shareholder proposal "if the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election." Although director nominations and elections are not explicitly addressed by the Proposal, the Proponent seeks to establish a process through which a shareholder could force the Company to include shareholder nominees in the Company's proxy materials in future years. Indeed, if effected, the Proposal would enable the Company's shareholders to amend the Bylaws such that the Company would be compelled to include a proposed bylaw amendment relating to director nominations or elections and procedures in its proxy materials.

As the Commission recently explained, Rule 14a-8(i)(8) permits exclusion not only of a proposal that would result in an immediate election contest but also any proposal that "would set up a process for shareholders to conduct an election contest in the future by requiring the company to include shareholders' director nominees in the company's proxy materials for subsequent meetings." *See Securities Exchange Act Release No. 34-56914* (Dec. 7, 2007) (amending Rule 14a-8(i)(8) in keeping with the Staff's long-standing position that shareholder proposals involving bylaw amendments related to director election and nomination procedures can be properly excluded on the basis of Rule 14a-8(i)(8)). In its discussion of the purpose of Rule 14a-8(i)(8), the Commission emphasized that "the proper functioning of Rule 14a-8(i)(8) is particularly critical to assuring that investors receive adequate disclosure in election contests, and that they benefit from the full protection of the antifraud provisions of the securities laws." *Id.*

If the Proposal were included in the 2008 Proxy Materials and adopted by the Board of Directors pursuant to approval by the Company's shareholders, a shareholder could then submit for inclusion in the Company's proxy materials for a subsequent meeting a proposal to amend the Bylaws to provide for inclusion of shareholder nominees in the Company's proxy materials. Although such a proposal would clearly be excludable under Rule 14a-8(i)(8), the Company nevertheless could be compelled to include the proposal in its proxy materials as a result of the Bylaw amendment that the Proposal seeks to effect. If such a proposal were made and approved by the shareholders, the stage would be set for an election contest without compliance with the Commission's rules on contested elections. Therefore, the effect of the Proposal in subsequent years would be to establish procedures that ultimately could result in a contested election, without being subject to the extensive disclosure requirements and protections of the rules that regulate contested proxy solicitations. This end-run around Rule 14a-8(i)(8) would allow a shareholder to accomplish in two steps a result that the Commission's rules would prohibit were it sought in one.

Based on the foregoing, we respectfully request that the Staff concur in our opinion that the Proposal may be properly excluded pursuant to Rule 14a-8(i)(8) from the Company's 2008 Proxy Materials.

D. Rule 14a-8(i)(3) and Rule 14a-9 — The Proposal is Misleading Because It Contains Confusing, Indefinite and Vague Statements

Rule 14a-8(i)(3) and Rule 14a-9 prohibit materially false or misleading statements in a company's proxy materials. The Staff has consistently taken the position that vague and indefinite proposals may be excluded under Rule 14a-8(i)(3) and Rule 14a-9 where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004); *See Philadelphia Electric Company* (July 30, 1992); *Alaska Air Group, Inc.* (April 11, 2007)(company permitted to exclude as being vague and indefinite a proposal requesting that the board of a company "complete the appropriate process in 2007 to amend the company's governance documents (certificate of incorporation and or bylaws) to assert, affirm and define the right of the owners of the company to set standards of corporate governance").

By selectively complying with Rule 14a-8, the Proposal is inherently confusing, vague and indefinite. The Proposal asks that the Board of Directors amend the Bylaws to implement a scheme that contravenes Rule 14a-8, but at the same time asks that the Company do so "to the extent permitted under federal and state law." In reviewing the Proposal, the shareholders would be justifiably perplexed as to whether, and to what extent, a proposal that seeks to contravene Rule 14a-8 and establish its own proxy access framework, could also be permitted under federal law. Furthermore, one of the Proposal's requirements for a "qualified proposal" is that the proposed bylaw amendment be "legally valid if adopted." Again, it is unclear whether the Proponent's concept of "legally valid" is meant to encompass the standards from Rule 14a-8(i) or whether it is meant to impose a different standard, which the Proponent does not adequately explain.

In effect, the Proposal does not provide sufficient guidance to shareholders or the Board of Directors as to the extent to which a proposal that circumvents Rule 14a-8 is "permitted under federal and state law," nor does it adequately define the intended parameters of what constitutes a "qualified proposal." Consequently, in considering the Proposal, the Company's shareholders may be confused as to whether the Proposal is legally valid and permissible under the proxy rules and the Board of Directors will not have any reasonable certainty as to how to implement the Proposal if it is approved by the shareholders. Because of the inherent contradictions in the Proposal's provisions, how its proposed framework would interact with the requirements of Rule 14a-8 is ambiguous and confusing, and thereby misleading.

For these reasons, we respectfully request that the Staff concur in our opinion that the Proposal may be properly excluded pursuant to Rule 14a-8(i)(3) and Rule 14a-9 from the Company's 2008 Proxy Materials.

E. Rule 14a-8(i)(1) and (2) -- The Proposal is Improper Under Delaware Law and if Implemented, Would Cause the Company to Violate Delaware Law

The Company may also properly exclude the Proposal pursuant to Rule 14a-8(i)(1), which permits exclusion of any shareholder proposal that is not a proper subject for action by shareholders under the jurisdiction of the company's organization, and Rule 14a-8(i)(2), which permits exclusion of any shareholder proposal that, if implemented, would cause the Company to violate state law. For the reasons set forth in greater detail in the Opinion, we believe that the Proposal, if implemented, would violate the Delaware General Corporation Law ("DGCL") and is thus not a proper subject for action by shareholders under Delaware law.

If implemented, the resulting bylaw would cause the Company to contravene Sections 141(a) and 146 of the DGCL by preventing the Board of Directors from fulfilling its fiduciary duty to manage the business and affairs of the Company. The Proposal seeks to deprive the Board of its ability to determine the matters to be included in the Company's proxy statement for action by shareholders including whether "qualified proposals" may be excluded from the proxy materials.

Section 141(a) of the DGCL articulates the fundamental Delaware law principle that the business and affairs of a corporation shall be managed by or under the direction of its board of directors. As explained in the Opinion, Section 146 of the DGCL further contemplates that a board must approve a matter before agreeing to submit it to shareholders as part of the company's proxy statement, other than as required by federal law through Rule 14a-8. Moreover, under Delaware law, "directors cannot agree to surrender to others the duties of corporate management which the statutes impose upon them," *Rosenblatt v. Getty Oil Co.*, No 5278, 1983 WL 8936, at *18 (Del. Ch. Sept. 19, 1985), aff'd 493 A.2d 929 (Del. 1985), and the fact that shareholders approve a corporate action does not exonerate directors who do not exercise proper business judgment consistent with their fiduciary duties. *Smith v. Van Gorkom*, 488 A. 2d 858, 873 (Del. 1985). However, it is precisely such an abdication of the Board of Directors' Section 141(a) duties that the Proposal seeks to implement.

Because directors are charged with fiduciary responsibility for the management of the corporation's business, they are also responsible for decisions about the use of corporate property. A fundamental element of the Board of Directors' Section 141(a) obligation is its authorship and dissemination to shareholders of the corporate proxy materials. However, the Proposal, if implemented, would mandate that the Board of Directors abandon its critical fiduciary responsibility by requiring the inclusion of shareholder proposals irrespective of the Board of Directors' good faith determination; indeed, going forward, that responsibility would permanently (unless and until the bylaw is amended or repealed) be vested in the Proponent (who drafted it) and the one-off majority of shareholders (who approved it).

The Proposal would require inclusion of any number, perhaps dozens, of shareholder proposals for amendments to the Bylaws that, for instance, are immaterial to the Company's business or relate to personal grievances or ordinary business functions. The costs of reviewing and responding to each proposal and engaging legal counsel to determine which proposals are "qualified proposals" could be substantial, as would the distraction to management and shareholders. Notwithstanding the express language of Delaware law to the contrary, the Proposal would take away the Board of Directors' ability to determine in its informed business judgment that the publication and mailing of a lengthy proxy statement filled with such superfluous proposals is not in the best interests of the Company and its shareholders and not a prudent use of corporate funds. The dereliction of the directors' fiduciary obligations mandated by the proposed bylaw is thus clearly inconsistent with the role of the Board of Directors contemplated by Sections 141(a) and 146 of the DGCL, and the Proposal is therefore not a proper subject for action by shareholders under Delaware law.

We also note that, although the Proposal "recommends" that the Company adopt the proposed bylaw amendment, even a precatory proposal is excludable if the action called for by the proposal would violate state, federal or foreign law. *See, e.g.*, *MeadWestvaco Corporation* (Feb. 27, 2005) (concurring that a proposal recommending amendment of the company's bylaws to require majority stockholder approval to authorize certain levels of executive compensation is excludable under Rule 14a-8(i)(2)).

For the foregoing reasons and in the legal opinion of the Company's Delaware counsel, Morris, Nichols, Arsht & Tunnell, LLP, attached hereto as Attachment C, the Proposal may be properly excluded from the 2008 Proxy Materials under Rules 14a-8(i)(1) and (2).

F. Conclusion

Based on the foregoing, we respectfully request that the Staff concur in our opinion that the Proposal may be properly excluded pursuant to Rules 14a-8(i)(1), (2), (3), and (8), and Rule

ORRICK

14a-9 from the Company's 2008 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (415) 773-5918 or Richard Smith at (415) 773-5830, if we may be of any further assistance in this matter.

Very truly yours,

Brett Cooper

Brett Cooper

cc: Professor Lucian Bebchuk
Michelle Banks
Richard V. Smith

ORRICK

ATTACHMENT A

Cover Letter, Proposal, and Supporting Statement of Professor Lucian Bebchuk

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Telefax (617)-812-0554

December 13, 2007

VIA FACSIMILE AND OVERNIGHT MAIL

Lauri M. Shanahan
Corporate Secretary
The Gap Incorporated
Two Folsom St.
San Francisco, CA 94105

Re: Shareholder Proposal of Lucian Bebchuk

To Lauri M. Shanahan:

I am the owner of 150 shares of common stock of The Gap Incorporated (the "Company"), which I have continuously held for more than 1 year as of today's date. I intend to continue to hold these securities through the date of the Company's 2008 annual meeting of shareholders.

Pursuant to Rule 14a-8, I enclose herewith a shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials and for presentation to a vote of shareholders at the Company's 2008 annual meeting of shareholders.

Please let me know if you would like to discuss the Proposal or if you have any questions.

Sincerely,

[signature]

Lucian Bebchuk

RESOLVED that stockholders of The Gap Incorporated recommend that the Board of Directors adopt a Bylaw provision under which the Corporation, to the extent permitted under federal law and state law, shall include in its proxy materials for an Annual Meeting of stockholders any qualified proposal for an amendment of the Bylaws submitted by a proponent, as well as the proponent's supporting statement if any, and shall allow stockholders to vote with respect to such a qualified proposal on the Corporation's proxy card. A qualified proposal refers in this resolution to a proposal that satisfies the following requirements:

(a) The proposed amendment of the Bylaws would be legally valid if adopted;

(b) The proponent submitted the proposal and supporting statement to the Corporation's Secretary by the deadline specified by the Corporation for stockholder proposals for inclusion in the proxy materials for the Annual Meeting;

(c) The proponent beneficially owned at the time of the submission at least $2,000 of the Corporation's outstanding common stock for at least one year, and did not submit other stockholder proposals for the Annual Meeting;

(d) The proposal and its supporting statement do not exceed 500 words;

(e) The proposal does not substantially duplicate another proposal previously submitted to the Corporation by another proponent that will be included in the Corporation's proxy materials for the same meeting; and

(f) The proposal is not substantially similar to any other proposal that was voted upon by the stockholders at any time during the preceding three calendar years and failed to receive at least 3% of the votes cast when so considered.

SUPPORTING STATEMENT:

Statement of Professor Lucian Bebchuk: In my view, the ability to place proposals for Bylaw amendments on the corporate ballot could in some circumstances be essential for stockholders' ability to use their power under state law to initiate Bylaw amendments. In the absence of ability to place such a proposal on the corporate ballot, the costs involved in obtaining proxies from other stockholders could deter a stockholder from initiating a proposal even if the proposal is one that would obtain stockholder approval were it to be placed on the corporate ballot. Current and future SEC rules may in some cases allow companies but do not currently require them - to exclude proposals from the corporate ballot. In my view, even when SEC rules may allow exclusion, it would be desirable for the Corporation to place on the corporate ballot proposals that satisfy the requirements of a qualified proposal. I urge even stockholders who believe that no changes in the Corporation's Bylaws are currently desirable to vote for my proposal to facilitate stockholders' ability to initiate proposals for Bylaw amendments to be voted on by their fellow stockholders.

I urge you to vote for this proposal.

ORRICK

ATTACHMENT B

Additional Correspondence with Professor Lucian Bebchuk

Gap Inc.

GPS Services
Two Folsom Street
San Francisco, CA 94105-1105

Legal Department
Fax Number: (415) 427-7475
Direct Dial: (415) 427-2929

VIA FEDERAL EXPRESS

December 21, 2007

Mr. Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138

Re: Letter to The Gap, Inc., Dated December 13, 2007

Dear Mr. Bebchuk:

On December 13, 2007, we received a letter from you by facsimile, dated December 13, 2007, attaching a proposal for the 2008 Annual Meeting of Shareholders of The Gap, Inc. (the "Proposal").

According to records held by our transfer agent, you are not a record holder of shares of The Gap, Inc. stock. Under Rule 14a-8(b)(2)(i) of the Securities Exchange Act of 1934, you are therefore required to prove your eligibility to submit the Proposal by submitting to us a written statement from the record holder verifying that, at the time you submitted the Proposal, you continuously held at least $2,000 in market value, or 1%, of The Gap, Inc. stock for at least one year. To date, we have not received such verification. Thus, your letter does not comply with Rule 14a-8(b)(2).

Accordingly, pursuant to Rule 14a-8(f)(1), we hereby notify you of your failure to meet the eligibility requirement specified above. Under Rule 14a-8(f)(1), your response to us, if any, correcting this deficiency must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter of notification.

If we do not receive such a timely response from you, we will exclude the Proposal from our proxy statement for the 2008 Annual Meeting of Shareholders of The Gap, Inc. in accordance with Rule 14a-8(f)(1).

If you do respond in a timely manner, correcting the eligibility deficiency referenced herein, we may still object to the Proposal in accordance with Rule 14a-8.

Very truly yours,

David Jedrzejek

cc: Thomas Lima

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Telefax (617)-812-0554

December 21, 2007

VIA FACSIMILE AND OVERNIGHT MAIL

Lauri M. Shanahan
Corporate Secretary
The Gap Incorporated
Two Folsom St.
San Francisco, CA 94105

Re: Shareholder Proposal of Lucian Bebchuk

To Lauri M. Shanahan:

In reference to my shareholder proposal submitted on December 13, 2007, please find enclosed a written statement from the record holder of my The Gap Incorporated ("Company") common stock which confirms that, at the time I submitted my proposal, I owned over $2,000 in market value of common stock continuously for over a year. This letter also will serve to reaffirm my commitment to hold this stock through the date of the Company's 2008 annual meeting when my shareholder proposal will be considered.

Sincerely,

Lucian Bebchuk

Lucian Bebchuk

charles SCHWAB

December 20, 2007

Lucian Bebchuk
Harvard Law School
1557 Massachusetts Ave
Cambridge MA 02138

Lucian,

This letter is to confirm that, as of the date of this letter, the individual Charles Schwab account in your name ending in – 8029 held: 150 shares of Gap Inc. (symbol: GPS).

This letter also confirms that the shares referenced above have been continuously held in the referenced account for more than 15 months prior to the date of this letter.

Sincerely,

Andrew Kling
Client Service Representative
Charles Schwab
Burlington MA
(781) 505-1294

ORRICK

ATTACHMENT C

Opinion of Morris, Nichols, Arsht & Tunnell LLP

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

January 25, 2008

The Gap, Inc.
2 Folsom Street
San Francisco, CA 94105

Ladies and Gentlemen:

This letter is in response to your request for our opinion whether a stockholder proposal (the "Proposal") submitted to The Gap, Inc., a Delaware corporation (the "Company"), by Professor Lucian Bebchuk (the "Proponent") (i) would cause the Company to violate Delaware law if implemented and (ii) is a proper subject for stockholder action under Delaware law.

I. SUMMARY OF PROPOSAL

The Proposal recommends that the Company's Board of Directors (the "Board") adopt a bylaw mandating inclusion in the Company's proxy materials of any "qualified proposal" for an amendment of the Company's bylaws (the "Bylaws") that is submitted by a stockholder, even where such proposal could otherwise be properly excluded under Exchange Act Rule 14a-8.[1] The proposed bylaw, if implemented, would require the Company to include stockholder

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[1] In its entirety, the Proposal reads:

> RESOLVED that stockholders of The Gap Incorporated [sic] recommend that the Board of Directors adopt a Bylaw provision under which the Corporation, to the extent permitted under federal law and state law, shall include in its proxy materials for an Annual Meeting of stockholders any qualified proposal for an amendment of the Bylaws submitted by a proponent, as well as the proponent's supporting statement if any, and shall allow stockholders to vote with respect to such a qualified proposal on the Corporation's proxy card. A qualified proposal refers in this resolution to a proposal that satisfies the following requirements:
>
> (a) The proposed amendment of the Bylaws would be legally valid if adopted;

(Continued. . .)

proposed bylaw amendments in the Company's proxy materials and to include the proposals on the Company's proxy card. A proposal would qualify for inclusion in the Company's proxy materials if, *inter alia*, the proponent of the proposal owned at least $2,000 of the Company's common stock for at least one year.

II. SUMMARY OF REASONS WHY THE PROPOSAL, IF IMPLEMENTED, WOULD VIOLATE DELAWARE LAW

It is our opinion that, if implemented, the Proposal would violate Delaware law because the Proposal (a) would deprive the Board of its power to manage the business and affairs of the Company as mandated by Delaware law; and (b) would require the Company to expend resources on stockholder proposals that had no connection to valid policy disputes.

More specifically, if implemented, the Proposal would eliminate the Board's power to determine the content of the Company's proxy materials and to allocate corporate assets in connection with a proxy solicitation. This elimination is contrary to the fundamental provision of the Delaware General Corporation Law (the "DGCL") that states that the business and affairs of a Delaware corporation are to be managed by its board of directors. Furthermore, the DGCL makes it clear that a provision that limits the Board's managerial power, if permitted at all, must be set forth in the Company's certificate of incorporation (the "Charter") rather than its Bylaws.

(. . . continued)

(b) The proponent submitted the proposal and supporting statement to the Corporation's Secretary by the deadline specified by the Corporation for stockholder proposals for inclusion in the proxy materials for the Annual Meeting;

(c) The proponent beneficially owned at the time of the submission at least $2,000 of the Corporation's outstanding common stock for at least one year, and did not submit other stockholder proposals for the Annual Meeting;

(d) The proposal and its supporting statement do not exceed 500 words;

(e) The proposal does not substantially duplicate another proposal previously submitted to the Corporation by another proponent that will be included in the Corporation's proxy materials for the same meeting; and

(f) The proposal is not substantially similar to any other proposal that was voted upon by the stockholders at any time during the preceding three calendar years and failed to receive at least 3% of the votes cast when so considered.

The Proposal also ignores the common law requirement that corporate expenditures on proxy contests must be tied to a valid policy dispute. The Company cannot waste its resources on proposals from stockholders that involve personal pursuits that have no rational nexus to corporate policy.[2]

For the reasons stated above, the Proposal would violate Delaware law if implemented. Because the Proposal calls upon the Company to violate the DGCL, it is also our opinion that the Proposal is not a proper subject for Company stockholder action.[3]

III. THE PROPOSAL, IF IMPLEMENTED, WOULD VIOLATE DELAWARE LAW

A. The Proposal, If Implemented, Would Contravene The DGCL, Which Vests The Board With The Exclusive Power To Manage The Company

The Proposal ignores the broad grant of authority to the Board under Section 141(a) of the DGCL, which provides that the business and affairs of every Delaware corporation are to be "managed by or under the direction of a board of directors."[4] In contrast to this clear mandate, the Proposal, if implemented, would give individual stockholders significant control over the affairs of the Company relating to its annual meeting.

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2 *See* Section III. B, *infra*.

3 We recognize that the opinions described herein could be construed to suggest that Rule 14a-8 itself runs afoul of the Delaware requirement that the Board determine the content of the proxy materials and determine how to allocate corporate assets in connection with a proxy solicitation since Rule 14a-8 requires that certain proposals be included in the Company's proxy materials without prior Board approval. However, we specifically note that the Delaware requirements described herein should not be read to limit a stockholder's ability to submit a proposal pursuant to Rule 14a-8 because the federal Rule preempts the requirements of state law. *See e.g., Pac. Gas & Elec. Co. v. State Energy Res. Conservation & Dev. Comm'n.*, 461 U.S. 190, 204 (1983) (stating that "state law is pre-empted to the extent that it actually conflicts with federal law"); *Credit Suisse First Boston Corp. v. Grunwald*, 400 F.3d 1119, 1121 (9th Cir. 2005) (concluding that SEC rules had "preemptive force over conflicting state law"). Unlike Rule 14a-8, however, the Proposal must conform to state law.

We also note that nothing in this opinion should be read to suggest that the Board's managerial duties would limit the right of stockholders to conduct a proxy solicitation using their own resources.

4 *See* 8 *Del. C.* § 141(a) ("The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.").

1. The DGCL Vests The Board With Broad Power To Manage The Business And Affairs Of The Company

(a) Section 141(a) Of The DGCL Vests Managerial Power In The Board

Section 141(a) vests managerial power in the board of directors of a Delaware corporation. It requires that the business and affairs of a Delaware corporation be managed by or under the direction of the board. This general principle is embodied in the Delaware case law and has been applied by the Delaware courts in a number of different factual situations.[5]

The concept embodied in Section 141(a)—a business managed by fiduciaries—is the cornerstone of the DGCL. *See, e.g., Pogostin v. Rice*, 480 A.2d 619, 624 (Del. 1984) ("The bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board."); *Smith v. Van Gorkom*, 488 A.2d 858, 872 (Del. 1985) ("[U]nder Delaware law, the business judgment rule is the offspring of the fundamental principle, codified in 8 *Del. C.* § 141(a), that the business and affairs of a corporation are managed by or under its board of directors."). Varying this "bedrock," "fundamental" provision would strip stockholders of the most basic protection they have—the right to have their assets managed by fiduciaries. These fiduciaries have duties of care, loyalty and disclosure.[6] Thus, Section 141(a) ensures that in determining what goes in a proxy statement, directors will carefully consider the interest of all of the stockholders and provide that the stockholders have an opportunity to cast informed votes.

(b) Section 146 Of The DGCL Requires The Board's Prior Approval To Submit Matters To Stockholders

Just as the case law applies the general principle of Section 141(a) in varied circumstances,[7] the DGCL itself also contains provisions that embody this principle, including

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5 *See, e.g., Quickturn Design Sys. v. Shapiro*, 721 A.2d 1281, 1292 (Del. 1998) (applying Section 141(a) to determine that managerial power of board includes corporate power with respect to the adoption of rights plans); *Zapata Corp. v. Maldonado*, 430 A.2d 779 (Del. 1980) (applying Section 141(a) to conclude that managerial power of board includes decisions regarding corporate litigation); *UIS, Inc. v. Walbro Corp.*, 1987 WL 18108 at *2 (Del. Ch. Oct. 6, 1987) (determining that Section 141(a) vested directors with the power to decide how to allocate corporate funds).

6 *See Stone v. Ritter*, 911 A.2d 362, 370 (Del. 2006) (stating that directors owe duties of loyalty and care to stockholders); *Malone v. Brincat*, 722 A.2d 5, 12 (Del. 2000) (stating that directors owe duties of disclosure to stockholders).

7 *See* footnote 5, *supra*.

with respect to stockholder meetings and submission of matters to stockholder votes.[8] Particularly relevant is Section 146, which governs a board's ability to agree to submit matters to a stockholder vote:

> A corporation may agree to submit a matter to a vote of its stockholders whether or not the board of directors determines at any time subsequent to approving such matter that such matter is no longer advisable and recommends that the stockholders reject or vote against the matter.

8 *Del. C.* § 146.

The language "whether or not the board of directors determines at any time *subsequent to approving* such matter" (emphasis added) necessarily contemplates that a board must approve a matter before agreeing to submit it to stockholders. Similarly, the language "*no longer* advisable" (emphasis added) necessarily contemplates that a board will have previously determined that submitting the matter was advisable before agreeing to submit it to stockholders. Indeed, the purpose of Section 146—permitting a corporation to agree to submit a matter to the vote of its stockholders if the board reverses its approval—is built upon a presumption that directors must first approve a matter before it may be submitted to a stockholder vote.[9]

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8 *See* 8 *Del. C.* § 211 (giving directors the power to schedule the time and determine the place of annual meetings); 8 *Del. C.* § 213 (giving directors the power to set the record date to determine the stockholders who are entitled to notice of, and the right to vote in, director elections); 8 *Del. C.* § 146 (authorizing directors to agree to submit matters to a stockholder vote).

9 The history of Section 146 confirms this plain reading. As practitioners at this firm have commented, Section 146 emerged in response to two developments in Delaware corporation law—the Delaware Supreme Court's decision in *Van Gorkom* and the Delaware legislature's 1998 amendments to Section 251 of the DGCL. *See* Lewis S. Black, Jr. and Frederick H. Alexander, *Analysis of the 2003 Amendments to the Delaware General Corporation Law* (2003). In *Van Gorkom*, the Supreme Court held that a board of directors could not submit a merger to a stockholder vote if it had withdrawn its recommendation. 488 A.2d at 888-89. In 1998, the Delaware legislature amended Section 251, the DGCL provision addressing mergers, to reverse the *Van Gorkom* rule by providing that directors would be permitted to change their recommendation without withdrawing the merger agreement from stockholder consideration. *See* Lewis S. Black, Jr. and Frederick H. Alexander, *Analysis of the 1998 Amendments to the Delaware General Corporation Law* (1998). In 2003, the Delaware legislature introduced and passed Section 146 to "clarify that the rule previously codified at Section 251 . . . applies to *any matter* submitted to stockholders." *See* S. 127, 142d Gen. Assembly, 74 Del. Laws, c. 84, § 3 (2003) (emphasis added); *see generally* Edward P. Welch, Andrew J. Turezyn & Robert S. Saunders, *Folk on the Delaware General Corporation Law Fifth Edition* §146.1 (2007). Throughout this legislative history—through *Van Gorkom*, the amendments to Section 251, the passage of Section 146—one rule persisted and now

(Continued. . .)

We recognize that Section 146 does not include an affirmative statement that directors must approve the submission of a matter to stockholders before agreeing to do so. However, it is clear that the Delaware General Assembly, in "clarifying" that the rule applicable to mergers applied to any submission,[10] understood that requirement, which flows directly from Section 141(a), to be in place for all matters submitted for a vote.

2. The Proposal, If Implemented, Would Violate Section 141(a) And Section 146

A bylaw like that contemplated in the Proposal violates the fundamental principle of board control (and responsibility) established by the DGCL. Rather than having fiduciaries determine the content of the Company's proxy statement, the Proposal would have that determination fall to individual stockholders, who do not have fiduciary duties, including stockholders with motivations wholly antithetical to the Company. The Proposal simply ignores Section 141(a) and the "bedrock" principle of management by directors that underlies it.

Moreover, the Proposal, if implemented, would cause the Company to violate the plain language of Section 146 and the directive contained within it, discussed in Section III.A.1.(b), *supra,* that the Board approve a matter before it is submitted to a stockholder vote. The bylaw contained in the Proposal would constitute an agreement by the Company to submit any "qualified proposal" to the Company's stockholders, whether or not the Board approves it.[11] The Board, accordingly, would not have an opportunity to comply with its responsibility to determine to approve (or disapprove) the submission of each qualified proposal.[12] The Board cannot blindly agree to submit any proposal, however noxious, that meets the Proponent's tests.

Thus, adoption of the Proposal would violate the commonsense Section 141(a) principle embedded in Section 146. The directors, as fiduciaries, must carefully and loyally decide what to include in the Company's annual proxy statement. By adopting the proposed

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(. . . continued)
undergirds Section 146: before a corporation agrees to submit a matter to a stockholder vote, the board must approve the submission.

10 *See* S. 127 cited in footnote 9.

11 "Corporate charters and by-laws are contracts among the shareholders of a corporation . . . ." *Centaur Partners, IV v. National Intergroup, Inc.*, 582 A.2d 923 (Del. 1990); *see also Hibbert v. Hollywood Park, Inc.*, 457 A.2d 339, 342-43; *Ellingwood v. Wolf's Head Oil Refining Co, Inc.*, 38 A.2d 743, 747 (Del. 1944).

12 This responsibility, of course, does not extend to proposals submitted by stockholders themselves. As noted in footnote 3, *supra*, nothing in this opinion is intended to suggest that stockholders could not prepare their own proxy materials and solicit votes for any qualified proposal. Section 146 only addresses submissions by the corporation itself.

bylaw, the Board would abdicate that duty. The Company could then be besieged by hundreds of proposals, leading to an expensive, confusing and potentially embarrassing proxy season. Such an outcome could not only cause the Company to make significant expenditures, but could create adverse publicity and serious distraction of management. For this very reason, Delaware law commits such decisions to fiduciaries.[13]

3. Recent Case Law Is Not Contrary To The Fundamental Policy Of Board Responsibility And Control Embodied <u>In Section 141(a)</u>

The Proponent recently attempted to get a declaratory judgment from the Delaware Court of Chancery on another of his stockholder proposals implicating the Section 141(a) issue discussed above. *Bebchuk v. CA, Inc.*, 902 A.2d 737 (Del. Ch. 2006). Specifically, the Proponent submitted a proposal to CA, Inc. seeking adoption of a bylaw that would have restricted the CA board's authority to adopt a "poison pill" rights plan that lasted more than a year. CA sought exclusion of the proposal under Rule 14a-8 and submitted an opinion of its Delaware counsel that the bylaw violated Delaware law. The Proponent then requested a declaratory judgment from the Court of Chancery that his bylaw was valid. The Court denied the Proponent's request, holding that the matter was not ripe because the bylaw had not been adopted. In *dicta*, the Court characterized the question whether the bylaw was valid as an "important, undecided one," and went on to state that "[f]rom a purely legal standpoint, it is not necessarily clear that a bylaw limiting the duration of a board-authorized rights plan to one year is either facially illegal as an unauthorized impingement upon the board's powers under the DGCL or an unreasonable intrusion into the board's exercise of its fiduciary duties." *Id.* at 742-43. Thus, the Court recognized, but affirmatively declined to rule upon, the question of whether a bylaw limiting a board's power to unilaterally fix the duration of a poison pill was permissible under Section 141(a).[14]

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13 As noted in footnote 3, *supra*, the Board's role in selecting what is included in a proxy statement is preempted by Rule 14a-8. However, by allowing a corporation that has received a stockholder proposal to seek exclusion for a number of reasons, the federal scheme retains many of the protections provided by Delaware's fiduciary model, because the exclusions address many of the issues that would concern a board, such as proposals that involve personal grievances or ordinary business. The Proposal would end run these protections, but prevent the Board from exercising its duties to police precisely the types of abuses that Rule 14a-8 otherwise addresses.

14 The Proponent's Proposal here is of course more sweeping in scope, and thus more limiting of the Board's power, than the narrow poison-pill-duration bylaw at issue in the *CA* case. We also recognize that the Proposal is precatory and the Board, as a result, would not have an obligation to amend the Bylaws to implement this unlawful bylaw. We note, however, for purposes of the Rule 14a-8(i)(2) inquiry, that the precatory nature of the Proposal does not change the fact that, for the reasons discussed in this opinion, the actions called for by the Proposal would cause the Company to violate state law. We also recognize that the Board would retain the right to repeal the Proponent's suggested bylaw

(Continued. . .)

Turning from the *CA* case to the present matter, if the Proponent were to bring a declaratory judgment action here, we believe that the substantive argument he would have to make (i.e., the argument that Section 141(a) does not prohibit the present Proposal) would boil down to two points: an attempt to undercut the language of Section 141(a) based on other provisions of the DGCL, and an attempt to promote a policy alternative to the Section 141(a) regime of corporate governance by fiduciaries. Both attempts fail.

First, as noted, Section 141(a) expressly confers upon directors, as fiduciaries, the power and responsibility to manage the corporation, subject to one qualification: "except as may be otherwise provided in this chapter [i.e., the DGCL] or in its certificate of incorporation."[15] Some commentators assert that this qualification means that Section 141(a) is subject to Section 109(b) of the DGCL, which provides that the bylaws of a corporation may contain provisions "relating to" the business and affairs of the corporation and the rights and powers of its stockholders, directors, officers and employees, so long as such provisions are not inconsistent with law or the corporation's charter. In our opinion, the reference in Section 141(a) to other statutory provisions does not refer to Section 109(b). Rather, as one commentator has pointed out, under "the most reasonable reading" of Section 141(a), the reference to other DGCL provisions relates only to statutes that expressly provide for management of a corporation by fiduciaries other than directors, such as the DGCL provisions that permit court appointed trustees, custodians or receivers to manage the corporation in place of a board of directors. *See* L. Hamermesh, *Corporate Democracy And Stockholder-Adopted By-Laws: Taking Back The Street?*, 73 Tul. L. Rev. 409, 430-31 (Dec. 1998) (citations omitted) (citing DGCL Sections 226(b) (which specifies the powers of court-appointed custodians), 291 (which specifies the powers of court-appointed receivers) and 351 (providing for the management of statutorily defined "close corporations" by stockholders)).

(. . . continued)

if it were implemented initially by the Board following approval of the Proposal, and accordingly, the Board could later remove the restraints imposed on it as a result of initially implementing the Proposal. *Cf. Bebchuk v. CA, Inc.*, 902 A.2d at 743 (suggesting in *dicta* that bylaw restricting board authority might be valid because board could amend if required by fiduciary duties). However, the fact that the Board can later remove these restraints does not, in and of itself, make those restraints permissible prior to their repeal. In other words, an invalid bylaw does not in our view become valid simply because the bylaw can be repealed by the Board. Indeed, the Board's unilateral authority to amend a stockholder-adopted bylaw provides yet another reason (in addition to the reasons described below) why limitations on Board power must be placed in the Charter in order to prevent those restrictions from becoming illusory in light of the Board's power to eliminate those restrictions.

15 There is nothing in the Company's certificate of incorporation that limits the Board's role under Section 141(a).

In addition, Section 109(b) does not authorize *limitations* on board power; rather, it only authorizes the adoption in the bylaws of provisions "relating to" board power. This language is more limiting than the parallel provision in Section 102(b)(1) of the DGCL, which authorizes the adoption *in the charter* of provisions "creating, defining, limiting and regulating" the powers of the corporation and the directors. We believe there is a difference between provisions that "relate to" the powers of directors (which, for example, may authorize the stockholders to adopt bylaws that address a board's decision-making *process*) and provisions that directly "limit" the powers of directors.[16] For this reason, even if the Section 141(a) reference to "other" provisions in the DGCL includes Section 109(b), that statute does not, on its face, authorize the adoption of bylaws that "limit" director power.

Finally, any attempt to limit Section 141(a) by reference to Section 109(b) ignores the fact that Section 109(b) itself provides that the bylaws may not contain provisions inconsistent with law—which clearly would include Section 141(a) as a "fundamental" (*Van Gorkom*), "cornerstone" (*Pogostin*) provision of the DGCL, as well as Section 146, which, as discussed above, presumes that directors have first approved the submission by the company of any matter for a shareholder vote and is not conditioned by reference to Section 109 or any other provision of the DGCL.

In sum, in our opinion, Section 141(a) requires that any substantive limitations on board power must be in the charter, not the bylaws. If Section 109(b) were read to permit the bylaws to impose substantive limits on board power, the bylaws of a corporation would become a conduit for direct stockholder management of the corporation—exactly what Section 141(a), combined with the Delaware policy of governance by fiduciaries, is designed to prevent (in the absence of a clear "opt out" in the charter). We do not believe that the cornerstone policy of Delaware corporate governance—that is, oversight of, and responsibility for, the corporation by directors as fiduciaries unless the charter provides otherwise—is in fact only a mirage because Section 141(a) makes reference to the rest of the DGCL which includes provisions addressing bylaws.

The second potential attack on the primacy of Section 141(a) is essentially a policy-based attack on the Delaware corporate governance regime. However, the law that has so carefully established the Section 141(a) policy simply does not support a counter-policy. Indeed, the main case that we believe the Proponent might cite in favor of a counter-policy, *UniSuper Ltd. v. News Corporation*, in fact does not support a counter-policy. Instead, it makes clear that a departure from Section 141(a) must be in the charter.

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16 *See also Hollinger International Inc. v. Black*, 844 A.2d 1022, 1079 (Del. Ch. 2004) ("While there has been much scholarly debate about the extent to which bylaws can—consistent with the *general* grant of managerial authority to the board in § 141(a)—limit the scope of managerial freedom a board has, *e.g.*, to adopt a rights plan, there is a general consensus that bylaws that regulate the process by which the board acts are statutorily authorized.") (citations omitted).

In *UniSuper*, the Court of Chancery refused to dismiss a claim that a board had breached a "contract" with shareholders by adopting a rights plan without shareholder approval, which was contrary to a board policy previously announced to shareholders. The defendant had sought dismissal by arguing that such a "contract" would have been an invalid limitation on the board's power with respect to rights plans. In an initial opinion, the Court appeared to suggest that notwithstanding Section 141(a), limits on board power could be imposed outside the charter (e.g., by the "contract" at issue) as long as they enhanced stockholder power.[17]

In a later opinion the Court clarified its reasoning, placing its holding in the proper legal framework required by Section 141(a). Specifically, the Court clarified that it had assumed for purposes of its analysis in the prior opinion that the board policy required the directors to submit for a stockholder vote a charter amendment that would have limited the directors' power to renew the rights plan. *UniSuper Ltd. v. News Corporation*, 2006 WL 207505 (Del. Ch. Jan. 19, 2006) (revised Jan. 20, 2006).[18] The Court also noted that the *dicta* in the prior opinion that compared the director-stockholder relationship to that of agent and principal was merely intended to illustrate[19] that the board could not use Section 141(a) and the directors' fiduciary duties as an excuse to refrain from placing such a charter amendment before the

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17 The Court stated: "[W]hen shareholders exercise their right to vote in order to assert control over the business and affairs of the corporation the board must give way. This is because the board's power—which is that of an agent's with regard to its principal—derives from the shareholders who are the ultimate holders of power under Delaware law." 2005 WL 3529317 (Del. Ch. Dec. 20, 2005).

18 *See UniSuper*, 2006 WL 207505, at *1 (noting that the plaintiffs in *UniSuper* "did not allege with any specificity *how* the allegedly promised shareholder vote on the poison pill was to be structured. The Court's implicit assumption (at least at this early stage of the proceedings) was that the vote would be structured as a shareholder vote on a proposed amendment to the Company's certificate of incorporation") (emphasis in original).

19 The Court of Chancery's reference to directors as "agents" who take instructions from the stockholders as "principals" could have been *only* an illustration because, as a matter of Delaware law, directors are not in fact mere "agents." The Delaware Supreme Court has stated that directors are *not* agents of the company. *See Arnold v. Soc'y for Savs. Bancorp, Inc.*, 678 A.2d 533, 539-40 (Del. 1996) ("Directors, in the ordinary course of their service as directors, do not act as agents of the corporation. . . . The board of directors of a corporation is charged with the ultimate responsibility to manage or direct the management of the business and affairs of the corporation. . . . It would be an analytical anomaly, therefore, to treat corporate directors as *agents* of the corporation when they are acting as *fiduciaries* of the stockholders in managing the business and affairs of the corporation.") (emphasis in original) (citations omitted). *See also Paramount Communications Inc. v. Time Inc.*, 1989 WL 79880, at *30 (Del. Ch. July 14, 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares. In fact, directors, not shareholders, are charged with the duty to manage the firm."), *aff'd*, 571 A.2d 1140 (Del. 1989).

stockholders for a vote.[20] Thus, the *UniSuper* decision supports our opinion that limitations on director power must be placed in the Company's Charter to be effective.

Stepping back, *UniSuper* dovetails with the statement of the Delaware Supreme Court in its well-know *Quickturn* decision: "Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation." 721 A.2d at 1292. This concise statement of the law is the root of Delaware's long held policy that unless the charter compact specifies another structure, a Delaware corporation is to be managed by its directors as fiduciaries. Directors have the power and the responsibility to exercise informed business judgment and careful corporate stewardship over such matters as the content and expense of the corporate proxy materials and the use of corporate funds to pay for proxy activities. The stockholders as a body are simply not equipped, or empowered, to make such judgments. Nor are they appropriately responsible, in a legal sense, for such decisions because, unlike directors, stockholders are not fiduciaries and therefore are not obligated to act only in the best interests of the corporation.

The Court of Chancery touched on exactly this point in a case where it held that actions taken by a majority stockholder group to approve a charter amendment just prior to the time the group's members were elected to the board were simply invalid: "[P]ersons who are not directors are attempting to make decisions *for the corporation* at a time that they have neither the statutory power under § 141(a) to do so, nor the weight of fiduciary responsibility which accompanies that power .... [T]he board of directors alone is empowered to act on behalf of the corporation, including taking action to initiate an amendment to the corporation's charter." *AGR Halifax Fund v. Fiscina*, 743 A.2d 1188, 1194-95 (Del. Ch. 1999) (*citing Quickturn*) (*emphasis in original*). The same core policy applies here. Accordingly, it is our opinion that the bylaw proposed by the Proponent, if adopted, would violate Delaware law.

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20 *Id.* at *3 ("Although the [first opinion in *UniSuper*] employed agency law principles to illustrate by analogy the gap filling nature of fiduciary duties, it did so in an effort pointedly to reject defendants' effort to invoke the board's fiduciary duties as a muzzle to silence shareholders. . . . Here . . . the Company promised that a majority of stockholders would be given the opportunity to speak with one voice and to exercise their shareholder franchise, presumably through the vehicle of an amendment to the Company's charter.").

Importantly, the type of "contract" that the Court of Chancery assumed to be at issue in *UniSuper*, i.e., an irrevocable board promise to submit a charter amendment to the stockholders, is expressly authorized by the DGCL. *See* 8 *Del. C.* § 146 ("A corporation may agree to submit a matter to a vote of its stockholders whether or not the board of directors determines at any time subsequent to approving such matter that such matter is no longer advisable and recommends that the stockholders reject or vote against the matter.").

B. The Proposal, If Implemented, Would Violate The Delaware Rule On Reimbursement Of Proxy Expenses

The Proposal's definition of "qualified proposal" includes no requirement that a proposed bylaw relate to a valid policy question. Accordingly, the proposed bylaw would require the Company to waste its resources on matters irrelevant to the stockholders, regardless of the burdens imposed. This contravenes a long line of Delaware authority that limits reimbursement in director election contests to the circumstance when "stockholders are called on to decide controversies over substantial questions of policy as distinguished from inconsequential matters of personnel and management . . . ."[21] For over seventy years, courts applying Delaware law have applied this requirement to permit repayment of proxy solicitation expenses only when those expenditures inform stockholders on policy issues that will be decided in a proxy contest, and are therefore "in the interest of an intelligent exercise of judgment on the part of the stockholders upon policies to be pursued," rather than solely for the "personal interests" of persons seeking office.[22]

By the same token, the Company has the power to reimburse stockholders for their expenses in connection with the solicitation of proxies in support of a stockholder proposal only if the proposal involves a policy issue relevant to the Company. Yet the Proposal, if implemented, would force the Company to bear such costs without limit. Although it might be argued that such costs will be insignificant, the proposed bylaw could invite unlimited stockholder proposals on any range of topics, including distracting, immaterial and disruptive proposals. Responding to such proposals and including them in the Company's proxy materials will potentially require a much greater allocation of corporate funds and other resources than the currently applicable regime. Furthermore, stockholders may be overburdened by the volume of information included in the proxy materials.

Because the Proposal, if implemented, would require the Company to subsidize every bylaw amendment proposal initiated by stockholders within the bylaw requirements, without any inquiry into whether corporate policy is at issue, the Proposal would, if implemented, be inconsistent with Delaware law. The Proposal, if adopted, would require the Company to subsidize a wasteful contest even if the Board concluded that the contest was

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21 *Hand v. Missouri-Kansas Pipe Line Co.*, 54 F. Supp. 649, 650 (D. Del. 1944) (summarizing *Hall v. Trans-Lux Daylight Picture Screen Corp.*, 171 A. 226 (Del. Ch. 1934)).

22 *See Trans-Lux*, 171 A. at 228; *Empire So. Gas Co. v. Gray*, 46 A.2d 741, 744-45 (Del. Ch. 1946); *Campbell v. Loew's, Inc.*, 134 A.2d 852, 864 (Del. Ch. 1957); *Essential Enterprises Corp. v. Dorsey Corp.*, 1960 WL 56156 (Del. Ch. Dec. 15, 1960) at *2; *Hibbert*, 457 A.2d at 344; *Hand*, 54 F.Supp. at 650 (applying Delaware law); *Steinberg v. Adams*, 90 F. Supp. 604, 607-608 (S.D.N.Y. 1950) (applying Delaware law); *Levin v. Metro-Goldwyn-Mayer, Inc.*, 264 F. Supp. 797, 802 (S.D.N.Y. 1967) (applying Delaware law).

brought for no other reason than to advance the self interest or private agenda of one stockholder. Neither the DGCL nor the common law permits a bylaw that mandates wasteful payments.[23]

IV. THE PROPOSAL IS NOT A PROPER SUBJECT FOR STOCKHOLDER ACTION UNDER DELAWARE LAW

Because the Proposal, if implemented, would cause the Company to violate Delaware law as explained in Section III, *supra*, we believe that it is not a proper subject for stockholder action. We recognize that the Proposal is styled as a recommendation urging the Board to take action, but we do not believe the precatory form of the Proposal makes it a proper subject for stockholder action because, although phrased as a recommendation, the recommendation itself calls upon the Board to adopt an invalid bylaw.

V. CONCLUSION

Based on the foregoing, the Proposal would, if implemented, cause the Company to violate Delaware law because it: (1) would violate the provisions of the DGCL relating to board power and (2) would require the Company to expend resources on stockholder proposals that had no connection to valid policy disputes. Moreover, because the Proposal would require the Company to violate Delaware law, we believe that it is not a proper subject for stockholder action under Delaware law.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

1416137

23 Again, Rule 14a-8 replicates this requirement with its provision for the exclusion of stockholders' proposals that are not relevant, 17 C.F.R. § 240.14a-8(i)(5), so that the preemption of state law in this area does no violence to the state law otherwise applicable.

ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
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SAN FRANCISCO, CALIFORNIA 94105-2669

tel +1-415-773-5700
fax +1-415-773-5759

WWW.ORRICK.COM

January 31, 2008

Brett Cooper
(415) 773-5918
bcooper@orrick.com

VIA E-MAIL AND FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-3010

Re: The Gap, Inc.: Withdrawal of Request for No-Action Letter re Shareholder Proposal of Professor Lucian Bebchuk

Ladies and Gentlemen:

This letter is to inform you that The Gap, Inc. (the "Company") hereby withdraws its request for a no-action letter regarding its intention to omit the shareholder proposal and statement in support thereof (the "Proposal") received from Professor Lucian Bebchuk (the "Proponent"). The Proponent has withdrawn the Proposal in a letter to the Company dated January 30, 2008, which is attached hereto as Attachment A.

Please do not hesitate to call me at (415) 773-5918 if we may be of any further assistance in this matter.

Very truly yours,

Brett Cooper

Brett Cooper

cc: Michelle Banks

ORRICK

ATTACHMENT A

Letter Withdrawing the Proposal from Professor Lucian Bebchuk

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Fax: (617)-812-0554

January 30, 2008

VIA FACSIMILE

Lauri M. Shanahan
Corporate Secretary
The Gap Incorporated
Two Folsom St.
San Francisco, CA 94105

Re: Shareholder Proposal of Lucian Bebchuk

To Lauri M. Shanahan:

This is to inform you that I am withdrawing my proposal submitted to The Gap Inc. (the "Company") on December 13, 2007, and attached as Exhibit A (the "Proposal"). Accordingly, I request that the Proposal not be included in the Company's proxy materials for its 2008 annual meeting of shareholders (the "Annual Meeting") and I do not intend to appear in person or by proxy at the Annual Meeting to present the Proposal.

Sincerely,

Lucian Bebchuk

Lucian Bebchuk

cc: Brett Cooper, Esquire

END